SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2003

GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing leverages productivity gains
to consolidate North American call centers

Denver, Colorado, and Montpellier, France – September 22, 2003 — Genesys Conferencing (Euronext: 3955) (NASDAQ: GNSY), the world’s leading conferencing specialist, announced today the streamlining of its production organization with the consolidation of its call centers in North America.

Over the past two years, Genesys Conferencing has invested in call center automation technology and has deployed its new back-office operating system. The efficiency gains from this ongoing move towards automated services are now enabling Genesys Conferencing to close one more center. The Chanhassen, Minnesota, call center will therefore be closed by the end of the year, and its call volumes will be transitioned to Reston, Virginia, where the company has been building a high-capacity call center.

With these state-of-the-art call centers in North America, Europe and Asia-Pacific to manage attended services and deliver its new strategic multimedia event service (Genesys Event Service), the company can leverage its global infrastructure across all three regions and benefit from a stable, secure and lower-cost production organization.

François Legros, Chairman and CEO, stated, “This initiative is the result of the continuous conversion of our customers to our automated services and a further step in our ongoing efforts to drive efficiencies and quality of service at the company. This production consolidation will enable Genesys Conferencing to deliver the highest level of service to its customers.”

The closing is expected to generate approximately €1.1 ($1.3) million in annual cost savings. Management currently estimates that the related costs to close the call center will be approximately €1.6 ($1.8) million under French GAAP, which will be recognized in the third quarter of 2003. This charge will include employee severance, facility lease commitments, the write-off of certain assets, and other related costs associated with exiting the facility. The net cash impact of the consolidation is expected to be immaterial in the short term as a result of the savings generated.

About Genesys Conferencing

Genesys Conferencing is a global leader in integrated multimedia conferencing, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. The largest conferencing specialist in the world, with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 20 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 15, 2003. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

At Genesys Conferencing

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Tricia Heinrich
Public relations
Direct Line: +1 415 608 6651
tricia.heinrich@genesys.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 23, 2003

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer